MDJM LTD

Suite C-1505, Saidun Center

Xikang Road, Heping District, Tianjin

People’s Republic of China
+86-2283520851

July 11, 2018

Via E-mail

Jennifer Gowetski, Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re:	MDJM LTD
Draft Registration Statement on Form F-1 Submitted May 29, 2018
CIK No. 0001741534

Dear Ms. Gowetski:

MDJM LTD (the “Company”, “MDJM”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 25, 2018 regarding our Amendment No. 1 to Registration Statement on Form F-1 (the “Amendment”) previously confidentially filed on May 29, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 13

2.	Please add risk factor disclosure, as applicable, describing any potential impact of the proposed tariffs by the United States and China on your operations.

Response: In response to the Staff’s comment, we have added a relevant risk factor disclosure on page 23 of this Amendment.

We may not be able to successfully execute… page 15

3.	We note your disclosure that you may not be able to successfully enter into new geographical markets. In your Business section, or elsewhere as appropriate, please disclose whether there are any regulations that may be impact your ability to enter these new markets.

Response: In response to the Staff’s comment, we have made relevant revisions on pages 15, 72 and 73 of this Amendment.

We face long cycles … page 19

4.	We note your disclosure that some of your developer clients require you to pay an upfront and refundable deposit. Please revise to more specifically describe these deposits, when you are entitled to refunds of such deposits and how these deposits impact your operations.

Response: In response to the Staff’s comment, we have made additional disclosures on page 19 of this Amendment.

Our contractual agreements with Mingda Tianjin …, page 31

5.	We note your disclosure that disputes between you and Mingda Tianjin will be subject to arbitration in the People’s Republic of China. Please revise your disclosure to discuss the impact, if any, of these provisions on shareholders’ rights to pursue claims under the Unite States federal securities laws.

Response: In response to the Staff’s comment, we have made relevant revisions on page 31 of this Amendment.

Disclosure Regarding Forward-Looking Statements, page 37

6.	We note your disclaimer as to forward-looking statements and your reference to the Private Securities Litigation Reform Act of 1995. Please note that you do not appear eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise your disclosure as appropriate. Additionally, we note the last sentence in the section “Industry Data and Forecasts.” This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Response: In response to the Staff’s comment, we have made relevant revisions on page 37 of this Amendment.

Industry, page 52

7.	We note your disclosure on page 54. Please revise the table to disclose information regarding the areas where your operations are located and clarify, as applicable, the areas in which you operate.

Response: In response to the Staff’s comment, we have made relevant revisions on page 54 of this Amendment.

Provisions on Foreign Investment, page 76

8.	Please revise to clarify the status of your various PRC entities under the Interim Measures for Record-filing for the Establishment and Alteration of Foreign-invested Enterprises referenced in this section.

Response: In response to the Staff’s comment, we have made relevant revisions on page 77 of this Amendment.

Note 3 – Accounts Receivable, page F-14

9.	Please expand upon your accounting policy related to the determination of the allowance for doubtful accounts. For example, clarify at what stage of delinquency you record a reserve for a delinquent account, additional factors that would trigger the recording of a reserve or impairment and at what point a receivable is written off as uncollectible. In addition, tell us the amount of receivables outstanding as of December 31, 2017 that have been subsequently collected.

Response: In response to the Staff’s comment, we have made relevant revisions on pages 47 and F-14 of this Amendment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at (212) 530-2210.

Very Truly yours,

/s/ Siping Xu

Siping Xu